United States securities and exchange commission logo





                          March 23, 2021

       Alexander Kinzler
       Chief Executive Officer and President
       BARNWELL INDUSTRIES INC
       1100 Alakea Street, Suite 2900
       Honolulu, Hawaii 96813

                                                        Re: BARNWELL INDUSTRIES
INC
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2021
                                                            File No. 333-254365

       Dear Mr. Kinzler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Christopher Doyle